UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-35755

DELTA TECHNOLOGY HOLDINGS LIMITED

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 6, 2016, Delta Technology Holdings Limited (the “Company”) received notification from The NASDAQ Stock Market (“Nasdaq”) that, since the bid price of the Company’s common stock closed at or above $1.00 per share for the last 10 business days, from June 21, 2016 to July 5, 2016, the Company has regained compliance with the Nasdaq Listing Rule 5550(a)(2) requirement for continued listing on Nasdaq (the “Minimum Bid Price Requirement”).

As previously discussed on Form 6-K on April 6, 2016, the Company received notice from Nasdaq that it was not in compliance with the Minimum Bid Price Requirement for continued listing on Nasdaq, as the bid price of the Company’s common stock closed below the minimum $1.00 per share for 30 consecutive business days.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  July 11, 2016

DELTA TECHNOLOGY HOLDINGS LIMITED

By:	/s/ Xin Chao

Name: Xin Chao
Title: Chief Executive Officer